SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*

                              WCI Communities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92923C104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Bennett Lindenbaum
                             Basswood Partners, LLC
                               645 Madison Avenue
                               New York, NY 10022
                                 (212) 521-9500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                January 16, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 92923C104                                           Page 2 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Basswood Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,068,550
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,068,550
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,068,650
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 92923C104                                           Page 3 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Basswood Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF, WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    574,050
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                574,050
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            574,050
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 92923C104                                           Page 4 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Matthew Lindenbaum
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,070,550
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,070,550
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,070,550
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 92923C104                                           Page 5 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bennett Lindenbaum
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,070,550
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,070,550
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,070,550
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is being filed to amend the Amendment No. 2 to Schedule 13D filed on December 12, 2006 ("Amendment No. 2"), on behalf of Basswood Capital Management, LLC, a Delaware limited liability company (the "Management Company"), Basswood Partners, LLC, a Delaware limited liability company ("Basswood Partners"), Matthew Lindenbaum and Bennett Lindenbaum. This Amendment No. 3 relates to the Common Stock, par value $0.01 per share, of WCI Communities, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company and references herein to "Options" are to standardized options to purchase the Common Stock of the Company. Basswood Partners serves as the general partner of Basswood Financial Partners, LP, a Delaware limited partnership, Basswood Opportunity Partners, LP, a Delaware limited partnership, Jet I, LP, a Delaware limited partnership, and Whitewood Financial Partners, LP, a Delaware limited partnership (collectively, the "Domestic Funds"). Basswood Partners directly owns Options and may be deemed to have beneficial ownership over the Common Stock and Options directly owned by the Domestic Funds by virtue of the authority granted to it by the Domestic Funds to vote and to dispose of the securities held by the Domestic Funds. The Management Company is the investment manager or adviser to Basswood Opportunity Fund, Inc. and Basswood International Fund, Inc. (collectively, the "Offshore Funds"), the Domestic Funds and a managed account (the "Managed Account" and together with the Domestic Funds and the Offshore Funds, the "Funds"). The Management Company may be deemed to have beneficial ownership over the Common Stock and Options directly owned by the Funds by virtue of the authority granted to it by the Funds (or, in the case of the Domestic Funds, Basswood Partners) to vote and to dispose of the securities held by the Funds. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and Basswood Partners. Matthew Lindenbaum and Bennett Lindenbaum may be deemed to have beneficial ownership over the Common Stock and Options directly owned by the Funds and by Basswood Partners by virtue of the foregoing relationships. The Management Company, Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum may be referred to herein as the "Reporting Persons."

Item 3.   Source and Amount of Funds or Other
          Consideration.

     Item 3 of Amendment No. 2 is hereby amended and restated in its entirety as follows:

     The 45,550 shares of Common Stock reported as beneficially owned by the Reporting Persons are owned by certain of the Domestic Funds, which expended $743,913.91 of their investment capital to acquire the shares of Common Stock. The Offshore Funds and the Managed Account collectively expended an aggregate of approximately $316,235.34 of their investment capital to acquire the Options to purchase 496,500 shares of

Common Stock directly owned by the Offshore Funds and the Managed Account. The Domestic Funds collectively expended an aggregate of approximately $327,834.40 of their investment capital to acquire the Options to purchase 526,500 shares of Common Stock directly owned by the Domestic Funds. Basswood Partners expended an aggregate of approximately $1,168.49 of its investment capital to acquire the Options to purchase 2,000 shares of Common Stock directly owned by it. All Options were acquired in open market purchases on various option exchanges.

Item 4.   Purpose of Transaction.

     Item 4 is hereby amended to add the following:

     The Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters specified in subparagraphs (a)-(j) of Item 4.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a) and 5(b) of Amendment No. 2 are hereby amended and restated in their entirety as follows:

     (a) As of the date of this Amendment No. 3, the Management Company beneficially owns 1,068,550 shares of Common Stock, including through ownership of the Options. The Management Company shares voting and dispositive power over all such holdings with Matthew Lindenbaum and Bennett Lindenbaum and, with respect to 572,050 of such shares, with Basswood Partners. The total number of shares the Management Company is deemed to beneficially own represents 2.6% of the 41,853,396 shares of Common Stock outstanding as of November 3, 2006 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Amendment No. 3, Basswood Partners beneficially owns 574,050 shares of Common Stock (2,000 of which Basswood Partners owns directly), including through ownership of the Options, which represent 1.4% of the outstanding shares of Common Stock. Basswood Partners shares voting and dispositive power over all such holdings with Matthew Lindenbaum and Bennett Lindenbaum and, with respect to 572,050 of such shares, with the Management Company.

         As of the date of this Amendment No. 3, Matthew Lindenbaum and Bennett Lindenbaum each beneficially own 1,070,550 shares of Common Stock, including through ownership of the Options, which represent 2.6% of the outstanding shares of Common Stock. Matthew Lindenbaum and Bennett Lindenbaum each share voting and dispositive power over all such holdings with the other and, with respect to 2,000 of such shares, with Basswood Partners, with respect to 496,500 of such shares held directly by the Offshore Funds and the Managed Account, with the Management Company, and, with respect to 572,050 of such shares held directly by the Domestic Funds, with both the Management Company and Basswood Partners.

     None of the individual Funds beneficially owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 496,500 shares of Common Stock (through the Options referenced in Items 4 and 6) held directly by the Offshore Funds and the Managed Account. The Management Company, Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 572,050 shares of Common Stock (including the Options referenced in Items 4 and
6) held directly by the Domestic Funds. Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 2,000 shares of Common Stock (through the Options referenced in Items 4 and 6) held directly by Basswood Partners.

     Item 5(c) of Amendment No. 2 is hereby amended to add the following:

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds and Basswood Partners, at the direction of the Reporting Persons, in the standardized Options since the filing of Amendment No. 2.

     All of the transactions set forth on Schedule A were effected on various options exchanges.

     Since the filing of Amendment No. 2 there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     Item 5 of Amendment No. 2 is hereby amended to add the following:

     (e) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on January 16, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Paragraph 2 of Item 6 of Amendment No. 2 is hereby amended and restated in its entirety as follows:

     The Funds have acquired in open market purchases standardized Options to purchase an aggregate of 1,023,000 shares of Common Stock. Basswood Partners has acquired in open market purchases standardized Options to purchase 2,000 shares of Common Stock. Together, Basswood Partners and the Funds have acquired in open market purchases standardized Options to purchase 1,025,000 shares of Common Stock. All referenced options expire on March 17, 2007.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 18, 2007


                                        BASSWOOD CAPITAL MANAGEMENT, LLC



                                        By: /s/ Matthew Lindenbaum
                                            ------------------------------------
                                            Name:   Matthew Lindenbaum
                                            Title:  Managing Member



                                        By: /s/ Bennett Lindenbaum
                                            ------------------------------------
                                            Name:   Bennett Lindenbaum
                                            Title:  Managing Member



                                        BASSWOOD PARTNERS, LLC



                                        By: /s/ Matthew Lindenbaum
                                            ------------------------------------
                                            Name:   Matthew Lindenbaum
                                            Title:  Managing Member



                                        By: /s/ Bennett Lindenbaum
                                            ------------------------------------
                                            Name:   Bennett Lindenbaum
                                            Title:  Managing Member




                                        /s/ Matthew Lindenbaum
                                        ----------------------------------------
                                        Matthew Lindenbaum



                                        /s/ Bennett Lindenbaum
                                        ----------------------------------------
                                        Bennett Lindenbaum


         [SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D WITH RESPECT
                           TO WCI COMMUNITIES, INC.]

                                   Schedule A


         Transactions by the Domestic Funds in Options since the filing of Amendment No. 2.


---------------- ------------------- ----------------- -------------------------
      Date           Transaction         Contracts        Price Per Contract
      ----           -----------         ---------        ------------------

---------------- ------------------- ----------------- -------------------------
    1/3/2007            SELL                151                 .3688
---------------- ------------------- ----------------- -------------------------
    1/3/2007             BUY                281                 .4000
---------------- ------------------- ----------------- -------------------------
    1/16/2007           SELL                736                 1.8808
---------------- ------------------- ----------------- -------------------------
    1/16/2007           SELL               3,389                1.8811
---------------- ------------------- ----------------- -------------------------
    1/17/2007           SELL               1,161                1.2577
---------------- ------------------- ----------------- -------------------------



          Transactions by the Offshore Funds and the Managed Account in Options since the filing of Amendment No. 2.


      Date           Transaction         Contracts        Price Per Contract
      ----           -----------         ---------        ------------------

---------------- ------------------- ----------------- -------------------------
    1/3/2007             SELL                169                 .3688
---------------- ------------------- ----------------- -------------------------
    1/3/2007             BUY                  35                 .4000
---------------- ------------------- ----------------- -------------------------
   1/16/2007             SELL               3,860                1.8811
---------------- ------------------- ----------------- -------------------------
   1/17/2007             SELL               1,085                1.2577
---------------- ------------------- ----------------- -------------------------


                  Transactions by Basswood Partners in Options
                      since the filing of Amendment No. 2.

     Date            Transaction         Contracts        Price Per Contract
     ----            -----------         ---------        ------------------

---------------- ------------------- ----------------- -------------------------
   1/3/2007               BUY                 4                  .4000
---------------- ------------------- ----------------- -------------------------
   1/16/2007             SELL                 15                 1.8811
---------------- ------------------- ----------------- -------------------------
   1/17/2007             SELL                 4                  1.2577
---------------- ------------------- ----------------- -------------------------